Exhibit 99.4

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Notice of Availability of Proxy Materials for
KELSO TECHNOLOGIES INC. Annual General Meeting

Meeting Date and Location:

When:	June 4, 2026 10:00 am (Pacific Time)	Where:	Cassels, Brock and Blackwell LLP, Suite 2200 RBC Place, 885 West Georgia Street, Vancouver, BC

You are receiving this notice to advise that the proxy materials for the above noted securityholders’ meeting are available on the Internet. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the information circular and other proxy materials before voting.

The information circular and other relevant materials are available at:

https://www.kelsotech.com/investors/shareholders

OR

www.sedar.com

How to Obtain Paper Copies of the Proxy Materials

Securityholders may request to receive paper copies of the current meeting materials by mail at no cost. Requests for paper copies may be made using your Control Number as it appears on your enclosed Voting Instruction Form or Proxy. To ensure you receive the materials in advance of the voting deadline and meeting date, all requests must be received no later than May 25, 2026. If you do request the current materials, please note that another Voting Instruction Form/Proxy will not be sent; please retain your current one for voting purposes.

For Holders with a 15 digit Control Number:	For Holders with a 16 digit Control Number:

To obtain paper copies of the materials before and after the meeting date, please contact 1-877-314-1879.	To obtain paper copies of the materials before and after the meeting date, please contact 1-877-314-1879.

Securityholder Meeting Notice

The resolutions to be voted on at the meeting are listed below along with the Sections within the Information Circular where disclosure regarding the matter can be found.

1. Election of Directors - Director Nominees

2. Appointment of Auditors - Appointment and Remuneration of Auditor

3. Other Business - Other Business

Voting

PLEASE NOTE - YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities you must vote using the methods reflected on your enclosed Voting Instruction Form.

PLEASE VIEW THE INFORMATION CIRCULAR PRIOR TO VOTING

Annual Financial statement delivery

  No Annual Report (or Annual Financial Statements) is (are) included in this mailing